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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                         (Amendment No.____________)*


					  Safenet, Inc. (SFNT)
--------------------------------------------------------------------------------
                                (Name of Issuer)


				  Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


						78645R107
--------------------------------------------------------------------------------
                                 (CUSIP Number)


					    May 29, 2003
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

          [_]  Rule 13d-1(b)

          [X]  Rule 13d-1(c)

          [_]  Rule 13d-1(d)

----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
CUSIP No.  78645R107
            ---------------------


1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Charles P. Coleman III

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                 (a)  [_]
                                                                 (b)  [X]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER

     0

6.   SHARED VOTING POWER

     646,700

7.   SOLE DISPOSITIVE POWER

     0

8.   SHARED DISPOSITIVE POWER

     646,700

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     646,700

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

                                                                      [_]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     6.3%

12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN

________________________________________________________________________________


CUSIP No.  78645R107
            ---------------------


1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Tiger Technology Management, L.L.C.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                 (a)  [_]
                                                                 (b)  [X]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER

     0

6.   SHARED VOTING POWER

     646,700

7.   SOLE DISPOSITIVE POWER

     0

8.   SHARED DISPOSITIVE POWER

     646,700

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     646,700

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

                                                                      [_]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     6.3%

12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     OO

________________________________________________________________________________



CUSIP No.  78645R107
            ---------------------


1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Tiger Technology Performance, L.L.C.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                 (a)  [_]
                                                                 (b)  [X]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER

     0

6.   SHARED VOTING POWER

     537,987

7.   SOLE DISPOSITIVE POWER

     0

8.   SHARED DISPOSITIVE POWER

     537,987

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     537,987

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

                                                                      [_]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     5.3%

12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     OO

________________________________________________________________________________


CUSIP No.  78645R107
            ---------------------


1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Tiger Technology, L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                 (a)  [_]
                                                                 (b)  [X]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER

     526,604

6.   SHARED VOTING POWER

     0

7.   SOLE DISPOSITIVE POWER

     526,604

8.   SHARED DISPOSITIVE POWER

     0

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     526,604

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

                                                                      [_]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     5.2%

12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     PN

________________________________________________________________________________


CUSIP No.  78645R107
            ---------------------


Item 1(a).  Name of Issuer:


            Safenet, Inc. (the "Issuer")
            ____________________________________________________________________

      (b).  Address of Issuer's Principal Executive Offices:


            8029 Corporate Drive
		Baltimore, MD 21236
            ____________________________________________________________________


Item 2(a).  Name of Person Filing:


            Charles P. Coleman, III
		Tiger Technology Management, L.L.C.
		Tiger Technology Performance, L.L.C.
		Tiger Technology, L.P.
            ____________________________________________________________________

      (b).  Address of Principal Business Office, or if None, Residence:


            101 Park Avenue, 48th Floor
		New York, NY 10178
            ____________________________________________________________________

      (c).  Citizenship:

		Charles P. Coleman, III:  United States of America
            Tiger Technology Management, L.L.C.: Delaware
		Tiger Technology Performance, L.L.C.: Delaware
		Tiger Technology, L.P.: Delaware
            ____________________________________________________________________

      (d).  Title of Class of Securities:

		Common Stock, $0.01 par value

            ____________________________________________________________________

      (e).  CUSIP Number:

		78645R107

            ____________________________________________________________________


Item 3. If This Statement is filed pursuant to ss.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a:

     (a) [_] Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78c).

     (b) [_] Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

     (c) [_] Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

     (d) [_] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [_]  An investment adviser in accordance with s.240.13d
          1(b)(1)(ii)(E);

     (f) [_] An employee benefit plan or endowment fund in accordance with s.240.13d-1(b)(1)(ii)(F);

     (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

     (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     (j)  [_]  Group, in accordance with s.240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	Charles P. Coleman, III

	Tiger Technology, L.P. (the "Partnership") is a private investment partnership, of which Tiger Technology Performance, L.L.C. serves as its general partner. Tiger Technology Performance, L.L.C. also serves as the general partner of a second private investment partnership. Tiger Technology, Management, L.L.C. has been retained by Tiger Technology Performance, L.L.C to serve as the management company of the Partnership. Tiger Technology Management, L.L.C. also serves as the management company of another investment partnership, as well as the investment manager of an offshore investment vehicle. Mr. Coleman is the managing member of both Tiger Technology Management, L.L.C. and Tiger Technology Performance, L.L.C.

	In accordance with the foregoing, Mr. Coleman may be deemed to beneficially own the securities of the Issuer owned by the various entities managed by Tiger Technology
Management, L.L.C., including the Partnership.

     (a)  Amount beneficially owned:

          646,700
          ______________________________________________________________________

     (b)  Percent of class:

          6.3%
          ______________________________________________________________________

     (c)  Number of shares as to which the person has:

          (i)   Sole power to vote or to direct the vote 			0
                                                        _______________________,


          (ii)  Shared power to vote or to direct the vote		646,700
                                                          _____________________,


          (iii) Sole power to dispose or to direct the			0
                disposition of                            _____________________,


          (iv)  Shared power to dispose or to direct the		646,700
                disposition of                            _____________________.

	Tiger Technology Management, L.L.C.

	The Partnership is a private investment partnership, of which Tiger Technology Performance, L.L.C. serves as its general partner. Tiger Technology Performance, L.L.C. also serves as the general partner of a second private investment partnership. Tiger Technology, Management, L.L.C. has been retained by Tiger Technology Performance, L.L.C to serve as the management company of the Partnership. Tiger Technology Management, L.L.C. also serves as the management company of another investment partnership, as well as the investment manager of an offshore investment vehicle. Mr. Coleman is the managing member of both Tiger Technology Management, L.L.C. and Tiger Technology Performance, L.L.C.

	In accordance with the foregoing, Tiger Technology Management, L.L.C. may be deemed to beneficially own the securities of the Issuer owned by the various entities managed by Tiger Technology Management, L.L.C., including the Partnership.

     (a)  Amount beneficially owned:

          646,700
          ______________________________________________________________________

     (b)  Percent of class:

          6.3%
          ______________________________________________________________________

     (c)  Number of shares as to which the person has:

          (i)   Sole power to vote or to direct the vote 			0
                                                        _______________________,


          (ii)  Shared power to vote or to direct the vote		646,700
                                                          _____________________,


          (iii) Sole power to dispose or to direct the			0
                disposition of                            _____________________,


          (iv)  Shared power to dispose or to direct the		646,700
                disposition of                            _____________________.


	Tiger Technology Performance, L.L.C.

	The Partnership is a private investment partnership, of which Tiger Technology Performance, L.L.C. serves as its general partner. Tiger Technology Performance, L.L.C. also serves as the general partner of a second private investment partnership. Tiger Technology, Management, L.L.C. has been retained by Tiger Technology Performance, L.L.C to serve as the management company of the Partnership. Tiger Technology Management, L.L.C. also serves as the management company of another investment partnership, as well as the investment manager of an offshore investment vehicle. Mr. Coleman is the managing member of both Tiger Technology Management, L.L.C. and Tiger Technology Performance, L.L.C.

	In accordance with the foregoing, Tiger Technology Performance, L.L.C. may be deemed to beneficially own the securities of the Issuer owned by the Partnership and the other limited partnership for which it serves as general partner.

     (a)  Amount beneficially owned:

          537,987
          ______________________________________________________________________

     (b)  Percent of class:

          5.3%
          ______________________________________________________________________

     (c)  Number of shares as to which the person has:

          (i)   Sole power to vote or to direct the vote 			0
                                                        _______________________,


          (ii)  Shared power to vote or to direct the vote		537,987
                                                          _____________________,


          (iii) Sole power to dispose or to direct the			0
                disposition of                            _____________________,


          (iv)  Shared power to dispose or to direct the		537,987
                disposition of                            _____________________.


	Tiger Technology, L.P.

	The Partnership is a private investment partnership, of which Tiger Technology Performance, L.L.C. serves as its general partner. Tiger Technology Performance, L.L.C. also serves as the general partner of a second private investment partnership. Tiger Technology, Management, L.L.C. has been retained by Tiger Technology Performance, L.L.C to serve as the management company of the Partnership. Tiger Technology Management, L.L.C. also serves as the management company of another investment partnership, as well as the investment manager of an offshore investment vehicle. Mr. Coleman is the managing member of both Tiger Technology Management, L.L.C. and Tiger Technology Performance, L.L.C.

	In accordance with the foregoing, the Partnership may be deemed to beneficially own the securities of the Issuer held in its accounts.

     (a)  Amount beneficially owned:

          526,604
          ______________________________________________________________________

     (b)  Percent of class:

          5.2%
          ______________________________________________________________________

     (c)  Number of shares as to which the person has:

          (i)   Sole power to vote or to direct the vote 		526,604
                                                        _______________________,


          (ii)  Shared power to vote or to direct the vote			0
                                                          _____________________,


          (iii) Sole power to dispose or to direct the		526,604
                disposition of                            _____________________,


          (iv)  Shared power to dispose or to direct the			0
                disposition of                            _____________________.


Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

         N/A
         _______________________________________________________________________


Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

     If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

		N/A
         _______________________________________________________________________


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

     If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

		N/A
         _______________________________________________________________________


Item 8.  Identification  and  Classification  of Members of the Group.

     If a group has filed this schedule pursuant to s.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and
Item 3 classification of each member of the group. If a group has filed this schedule pursuant to s. 240.13d-1(c) or 240.13d-1(d), attach an exhibit stating the identity of each member of the group.

		N/A
         _______________________________________________________________________


Item 9.  Notice of Dissolution of Group.

     Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

		N/A
          ______________________________________________________________________

Item 10.  Certification.


          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.



                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 12, 2003
/s/ Charles P. Coleman, III*
_____________________________
   Charles P. Coleman, III



Tiger Technology Management, L.L.C.*

By: /s/ Charles P. Coleman, III
    _______________________________
Name: Charles P. Coleman, III
Title: Managing Member



Tiger Technology Performance, L.L.C.*

By: /s/ Charles P. Coleman, III
    _______________________________
Name: Charles P. Coleman, III
Title: Managing Member



Tiger Technology, L.P.*

By:  Tiger Technology Performance, LLC
General Partner

By:   Charles P. Coleman, III

    /s/ Charles P. Coleman, III
   ________________________________
Name: Charles P. Coleman, III
Title: Managing Member



The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with this statement, provided, however, that a power of attorney, for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

Exhibit A


AGREEMENT

The undersigned agree that this Schedule 13G dated May 29, 2003 relating to the Common Stock par value $0.01 per share of Safenet, Inc. (SFNT), shall be filed on behalf of the undersigned.


/s/ Charles P. Coleman, III*
_____________________________
   Charles P. Coleman, III



Tiger Technology Management, L.L.C.*

By: /s/ Charles P. Coleman, III
    _______________________________
Name: Charles P. Coleman, III
Title: Managing Member




Tiger Technology Performance, L.L.C.*

By: /s/ Charles P. Coleman, III
    _______________________________
Name: Charles P. Coleman, III
Title: Managing Member





Tiger Technology, L.P.*

By:  Tiger Technology Performance, LLC
General Partner
By:   Charles P. Coleman, III

   /s/ Charles P. Coleman, III
________________________________
Name: Charles P. Coleman, III
Title: Managing Member